Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the St. Jude Medical, Inc. Management Savings Plan and St. Jude Medical S.C., Inc. Cardiac Rhythm Management Division Representative Principals and Sales Associates Deferred Compensation Plan of St. Jude Medical, Inc. of our reports dated February 16, 2005, with respect to the consolidated financial statements of St. Jude Medical, Inc., incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2004, and St. Jude Medical, Inc. management’s assessment of the effectiveness of internal control over financial reporting, the effectiveness of internal control over financial reporting of St. Jude Medical, Inc. and the related financial statement schedule included therein, filed with the Securities and Exchange Commission.

/s/   ERNST & YOUNG LLP

Minneapolis, Minnesota
August 4, 2005